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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CYBERONICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23251P10A

(Cusip Number)

F. Robert Merrill III
ADVANCED NEUROMODULATION SYSTEMS, INC.
6901 Preston Road
Plano, Texas 75024
(979) 309-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23251P10A			Page 2 of 11

1.	Name of Reporting Person: ADVANCED NEUROMODULATION SYSTEMS, INC.		I.R.S. Identification Nos. of above persons (entities only): 75-1646002

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,500,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,500,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.68%

14.	Type of Reporting Person (See Instructions): CO

*The aggregate amounted reported as beneficially owned in row (11) does not include the 6,000 shares beneficially owned by Messrs. Nikolaev and Calhoun, as described below, of which Advanced Neuromodulation Systems, Inc. disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Cyberonics, Inc., a Delaware corporation (“Cyberonics”). The principal executive office of Cyberonics is 100 Cyberonics Blvd., Houston, Texas 77058.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Advanced Neuromodulation Systems, Inc., a Texas corporation (“ANS”), which designs, develops, manufactures and markets implantable systems used to manage chronic intractable pain and other disorders of the central nervous system. ANS’ principal executive offices are located at 6901 Preston Road, Plano, Texas 75024.

During the last five years, ANS has not been convicted in a criminal proceeding. During the last five years, ANS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in ANS being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following information pertains to the directors and executive officers of ANS:

(a), (c)	The directors and executive officers of ANS are:

(1)	Hugh M. Morrison, Chairman of the Board and Director. The principal occupation of Mr. Morrison is as president and chief executive officer of Clean Acquisition, Inc. and Pilgrim Cleaners, Inc., an owner and franchisee of dry cleaning operations in Houston and San Antonio, Texas, that is located at 6723 Stella Link, Houston, Texas 77005.

(2)	Robert C. Eberhart, Ph.D., Director. The principal occupation of Mr. Eberhart is as a Professor of Surgery at the University of Texas Southwestern Medical Center in Dallas, Texas.

(3)	Michael J. Torma, M.D., Director. The principal occupation of Mr. Torma is as a principal and chief executive officer of Torma Executive Consult, LLC, a consulting firm providing high-tech wound care and hyperbaric solutions that is located at 7013 Sand Beach, Shreveport, Louisiana 71105.

(4)	Richard D. Nikolaev, Director. The principal occupation of Mr. Nikolaev is as president and chief executive officer of NIKOR Enterprises, Inc., a medical industry consulting and investment firm that is located at 11835 No. 83rd Place, Scottsdale, Arizona 85620.

(5)	Joseph E. Laptewicz, Director. The principal occupation of Mr. Laptewicz is as chairman of the board of Empi, Inc., a manufacturer and provider or non-invasive medical products for physical rehabilitation that is located at 599 Cardigan Road, St. Paul, Minnesota 55126-4099.

(6)	J. Philip McCormick, Director. The principal occupation of Mr. McCormick is as an independent investor and corporate advisor.

(7)	Christopher G. Chavez, President, Chief Executive Officer and Director. The principal occupation of Mr. Chavez is as an executive officer and director of ANS.

(8)	F. Robert Merrill III, Executive Vice President – Finance, Chief Financial Officer and Treasurer. The principal occupation of Mr. Merrill is as an executive officer of ANS.

(9)	Scott F. Drees, Executive Vice President – Sales and Marketing. The principal occupation of Mr. Drees is as an executive officer of ANS.

(10)	Kenneth G. Hawari, General Counsel, Executive Vice President – Corporate Development and Secretary. The principal occupation of Mr. Hawari is as an executive officer of ANS.

(11)	James P. Calhoun, Vice President – Human Resources. The principal occupation of Mr. Calhoun is as an executive officer of ANS.

(12)	John H. Erickson, Vice President – Research and Development. The principal occupation of Mr. Erickson is as an executive officer of ANS.

(13)	Stuart B. Johnson, Vice President – Manufacturing. The principal occupation of Mr. Johnson is as an executive officer of ANS.

(b)	The business address of each of ANS’ executive officers and directors is c/o Advanced Neuromodulation Systems, Inc., 6901 Preston Road, Plano, Texas 75024.

(d)-(e)	During the last five years, no executive officer or director of ANS has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of ANS’ executive officers and directors is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

ANS acquired 3,500,000 shares of the Common Stock in open market transactions on August 12 and August 13, 2004 for an aggregate purchase price of approximately $49.68 million using working capital funds on hand.

James P. Calhoun acquired 2,000 shares of the Common Stock in an open market transaction on August 12, 2004 for an aggregate purchase price of approximately $27,000 using personal funds.

Richard D. Nikolaev acquired 2,000 shares of the Common Stock in an open market transaction on August 12, 2004 for an aggregate purchase price of approximately $27,380 using personal funds.

ITEM 4. PURPOSE OF TRANSACTION

ANS acquired the shares of Common Stock described in this statement as beneficially owned by it because it believed that the purchase was an attractive investment. In addition, ANS believed that ownership of the shares could facilitate a business combination between ANS and Cyberonics.

On August 19, 2004, Christopher G. Chavez, the President and Chief Executive Officer of ANS, contacted Robert P. (“Skip”) Cummins, the Chairman, President and Chief Executive Officer of Cyberonics, by telephone to invite Cyberonics to discuss, in general, the opportunities presented by a possible business combination of ANS and Cyberonics. Although Mr. Cummins indicated some initial interest in engaging in that discussion, on August 20, 2004, in a press release made by Cyberonics, Mr. Cummins stated, among other things, that “Cyberonics is not interested in any combination or merger and remains focused on growing its epilepsy business and gaining clarity and certainty in a revised depression regulatory timeline.” Mr. Cummins also communicated the same point in a telephone call to Mr. Chavez on the morning of August 20, 2004.

On September 14, 2004, Mr. Chavez attempted to reach Mr. Cummins by telephone, but was unable to do so. Late in the afternoon of September 14, 2004, Mr. Chavez faxed a letter to Mr. Cummins in which Mr. Chavez stated, among other things, that based on Cyberonics’ publicly available information, ANS was prepared to offer Cyberonics shareholders $22.00 per share payable in a combination of cash and stock. This proposal represented a premium of 47% to Cyberonics’ closing price on the day before the public announcement of ANS’ ownership interest in Cyberonics, and a premium of 29% to Cyberonics’ closing price of $17.05 on September 13, 2004. The letter also noted that ANS was not making a formal offer or merger proposal at that time (which would have required access to certain nonpublic information) but a proposal to enter into merger discussions with Cyberonics. The complete text of the letter was previously filed as an exhibit hereto.

Through various subsequent press releases, conference calls and other public statements, Cyberonics stated that its board of directors had rejected ANS’ proposal to discuss a business combination. Cyberonics also stated that it intended to “gain clarity and certainty in a revised depression regulatory plan and timetable,” with respect to its efforts to persuade the FDA to reverse its decision in a “non-approvable letter” that denied Cyberonics the ability to market and sell its vagal nerve stimulation device to treat chronic depression.

On September 30, Mr. Chavez delivered a letter to Mr. Cummins stating that, “Given the amount of time that could transpire before Cyberonics attains the clarity and certainty it seeks, the Board’s decision not to discuss a combination, and our judgment that it does not make good business sense to try to force the issue, we have decided to withdraw our proposal to discuss a merger in which ANS would have been prepared to offer $22.00 per share payable in a combination of cash and stock. At this time, we will manage our investment in Cyberonics as a shareholder.” The complete text of the letter is attached as an exhibit hereto.

ANS intends to review its investment in Cyberonics from time to time on the basis of various factors, including Cyberonics’ business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Cyberonics’ stock in particular, as well as other developments. Based upon such review, ANS will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, which may include (i) indefinitely holding its investment, (ii) acquiring additional shares of Common Stock, subject to legal or contractual obligations, whether in the open market, in privately negotiated transactions or by tender offer, or (iii) disposing of some or all of the shares of Common Stock currently owned by ANS, or subsequently acquired by ANS, either in the open market or in privately negotiated transactions.

If a business combination between ANS and Cyberonics were ultimately effected, it could involve or result in, among other things: (a) the acquisition by ANS of additional securities of Cyberonics, or the disposition of securities of Cyberonics; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cyberonics or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Cyberonics or any of its subsidiaries; (d) changes in the present board of directors or management of Cyberonics; (e) a material change in the present capitalization or dividend policy of Cyberonics; (f) other material changes in Cyberonics’ business or corporate structure; (g) changes in Cyberonics’ certificate of incorporation or bylaws or other actions that may impede the acquisition of control of Cyberonics by any person; (h) causing any class of Cyberonics’ securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of Cyberonics to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, ANS does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. ANS reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions

(including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

James P. Calhoun acquired the shares of Common Stock described in this statement as beneficially owned by him for investment purposes.

Richard D. Nikolaev acquired the shares of Common Stock described in this statement as beneficially owned by him for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of October 1, 2004, ANS beneficially owns 3,500,000 shares of the Common Stock, which represents approximately 14.68% of the 23,842,808 shares of Common Stock issued and outstanding as of August 27, 2004 (as disclosed in Cyberonics’ Annual Report on Form 10-Q for the quarterly period ended July 30, 2004). ANS does not have any right to acquire any additional shares of the Common Stock.

As of October 1, 2004, James P. Calhoun owns 2,000 shares of the Common Stock, which represents less than 0.1% of the 23,842,808 shares of Common Stock issued and outstanding as of August 27, 2004 (as disclosed in Cyberonics’ Annual Report on Form 10-Q for the quarterly period ended July 30, 2004). Mr. Calhoun does not have any right to acquire any additional shares of the Common Stock.

As of October 1, 2004, Richard D. Nikolaev owns 4,000 shares of the Common Stock, which represents less than 0.1% of the 23,842,808 shares of Common Stock issued and outstanding as of August 27, 2004 (as disclosed in Cyberonics’ Annual Report on Form 10-Q for the quarterly period ended July 30, 2004). Mr. Nikolaev does not have any right to acquire any additional shares of the Common Stock.

(b)	ANS has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, 3,500,000 shares of the Common Stock. James P. Calhoun has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, 2,000 shares of the Common Stock. Richard D. Nikolaev has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, 4,000 shares of the Common Stock.

(c)	Except as set forth below, neither ANS nor any other person listed in Item 2 has engaged in any transactions in the Common Stock during the past sixty days.

ANS Purchases:

Date	Shares	Price / Share
8/12/04	10580	$ 13.74
8/12/04	15889	13.95
8/12/04	61253	13.97
8/12/04	153172	14.00
8/12/04	8950	14.02
8/12/04	700	14.04
8/12/04	2800	14.06
8/12/04	12900	14.07
8/12/04	2400	14.09
8/12/04	6600	14.10
8/12/04	1800	14.11
8/12/04	300	14.14
8/12/04	34611	14.15
8/12/04	15074	14.16
8/12/04	8450	14.17
8/12/04	17260	14.18
8/12/04	37973	14.19
8/12/04	132002	14.20
8/12/04	600	14.21
8/12/04	57711	14.22
8/12/04	50205	14.23
8/12/04	31980	14.24
8/12/04	992118	14.25
8/12/04	2500	14.28
8/12/04	72413	14.29
8/12/04	138102	14.30
8/12/04	31670	14.31
8/12/04	35859	14.33
8/12/04	52187	14.34
8/12/04	190441	14.35
8/12/04	300	14.36
8/12/04	2400	14.38
8/12/04	6217	14.39

8/12/04	2583	14.40
SUBTOTAL	2190000
8/13/04	11219	13.80
8/13/04	650	13.82
8/13/04	4987	13.83
8/13/04	6991	13.84
8/13/04	1709	13.85
8/13/04	3000	13.86
8/13/04	5647	13.87
8/13/04	51500	13.88
8/13/04	8076	13.90
8/13/04	3240	13.91
8/13/04	1800	13.92
8/13/04	1400	13.93
8/13/04	40929	13.94
8/13/04	168960	13.95
8/13/04	9000	13.96
8/13/04	18025	13.97
8/13/04	34450	13.98
8/13/04	33985	13.99
8/13/04	143307	14.00
8/13/04	49268	14.01
8/13/04	16508	14.02
8/13/04	19475	14.03
8/13/04	35151	14.04
8/13/04	144215	14.05
8/13/04	12800	14.06
8/13/04	37764	14.07
8/13/04	12711	14.08
8/13/04	29475	14.09
8/13/04	243818	14.10
8/13/04	10120	14.11
8/13/04	3800	14.12
8/13/04	8959	14.13
8/13/04	7334	14.14
8/13/04	37069	14.15
8/13/04	20150	14.16
8/13/04	19650	14.17
8/13/04	4990	14.18

8/13/04	3050	14.19
8/13/04	30131	14.20
8/13/04	1687	14.21
8/13/04	1000	14.22
8/13/04	800	14.23
8/13/04	2900	14.24
8/13/04	2500	14.25
8/13/04	5100	14.28
8/13/04	700	14.29
SUBTOTAL	1310000
GRAND TOTAL	3500000

Calhoun Purchase:

Date	Shares	Price / Share
8/12/2004	2000	$13.72

Nikolaev Purchase:

Date	Shares	Price / Share
8/12/2004	2000	$13.69

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of Cyberonics.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Letter, dated September 14, 2004, from Christopher G. Chavez, President and Chief Executive Officer of Advanced Neuromodulation Systems, Inc., to Robert P. (“Skip”) Cummins, Chairman, President and Chief Executive Officer of Cyberonics, Inc. (Filed as Exhibit 99.1 to ANS’ amended statement filed on September 15, 2004, and incorporated herein by reference.)

99.2	Letter, dated September 30, 2004, from Christopher G. Chavez, President and Chief Executive Officer of Advanced Neuromodulation Systems, Inc. to Robert P. (“Skip”) Cummins, Chairman, President and Chief Executive Officer of Cyberonics, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2004	ADVANCED NEUROMODULATION SYSTEMS, INC.
	By:	/s/ F. Robert Merrill III
	Name:	F. Robert Merrill III
	Title:	Executive Vice President, Finance, Chief Financial Officer and Treasurer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).